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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: John P. Crowe,
      1015 West 54th Street, Kansas City, MO 64112

2.   Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 9/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
   a. 09/15/00
3. Transaction Code:
   a. Code: P
4. Securities Acquired (A) or Disposed of (D):
   a. (A) Amount: 2,000,000

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title             5. Amount of           6. Ownership Form:         7.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
 --------           ------------------         ---------------            -------------------
Common Stock          11,511,077                    D                            N/A

Common Stock          17,107,408                    I                     Conversion Shares issued pursuant to
                                                                          a Rights Agreement with JFJ
                                                                          Ecosystems, LLC, an entity controlled
                                                                          by John P. Crowe

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
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5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
     Amount    Exercisable             Expire the sooner of
  ----------   -----------             --------------------
    850,000     11/14/99               11/14/00, or 120 days after registration
    850,000     11/14/99               11/14/00, or 180 days after registration
  2,000,000     11/14/99               11/14/00, or 240 days after registration
    800,000     11/14/99               11/14/00, or one year after registration
  2,261,334     07/01/00               06/30/05

7. Title and Amount of Underlying Securities: common stock

8. Price of Derivative Security:
     Amount        Price
  ----------     --------
    850,000      $  0.07
    850,000      $  0.11
  2,000,000      $  0.15
    800,000      $  0.19
  2,261,334      $  0.09

9. Number of Derivative Securities Beneficially Owned at End of Month:
                   6,761,334 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
           (D) 4,500,000 Warrants (I)2,261,334 Options

11.  Nature of Indirect Beneficial Ownership:
Options issued pursuant to a Rights Agreement to JFJ Ecosystems, LLC, an entity controlled by John P. Crowe

Explanation of Responses:

Signature of Reporting Person: /S/John P. Crowe

Date:     10/05/00